                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 6-K/A
                                (AMENDMENT NO. 1)

      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of February, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

This Form 6-K/A is being filed to reflect comments received from the Israel
Securities Authority to the immediate report submitted to the SEC on Form 6-K on
February 22, 2010. This Form 6-K/A replaces the Form 6-K that the registrant submitted on February 22, 2010.

Attached hereto and incorporated by reference herein is an unofficial translation of the immediate report filed by the registrant with the Israel
Securities Authority containing clarifications and supplemental information to the registrant's 2008 annual report and its other periodic reports previously filed by the registrant with the Israel Securities Authority. On April 7, 2009, the registrant submitted via Form 6-K an unofficial translation of its 2008 annual report that it had filed with the Israel Securities Authority.

This Form 6-K/A is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TEFRON LTD.
                                          (Registrant)

                                          By: /s/ Eran Rotem
                                          ----------------------
                                          Eran Rotem
                                          Chief Financial Officer

                                          By: /s/ Hanoch Zlotnik
                                          ----------------------
                                          Hanoch Zlotnik
                                          Title: Treasurer

Date: February 23, 2010

                                             [UNOFFICIAL TRANSLATION TO ENGLISH]
                                                  TEFRON LTD. - 17 FEBRUARY 2010

                    UPDATE TO THE BUSINESS DESCRIPTION OF THE
                       CORPORATION - SUPPLEMENTARY REPORT

Subsequent to the company's periodical report for the year 2008, which was published on 31 March 2009 (Reference Number: 2009-01-076860) (hereinafter: "THE
PERIODICAL REPORT"), subsequent to the company's quarterly report for the quarter ending 31 March 2009, which was published on 21 August 2009 (Reference
Number: 2009-01-204552) (hereinafter: "THE FIRST QUARTERLY REPORT"), subsequent to the company's quarterly report for the six months ending 30 June 2009, which was published on 21 August 2009 (Reference Number: 2009-01-204555) (hereinafter:
"THE SECOND QUARTERLY REPORT"), subsequent to the company's quarterly report for the nine months ending 30 September 2009, (Reference Number: 2009-01-302394)
(hereinafter: "THE THIRD QUARTERLY REPORT") (the First Quarterly Report together with the Second Quarterly Report and together with the Third Quarterly Report shall hereinafter together be called: "THE QUARTERLY REPORTS") a supplementary report is attached herewith, which contains explanations and additions to the
Quarterly Report and the Quarterly Reports. Except if otherwise stated, the following updates are set out according to the sections and their numbers in the
Quarterly Report and the following terms shall have the meaning attributed to them in the Quarterly Report.

GENERAL

With regard to the regulation applicable to the company's activity, the company clarifies that as at the date of publication of this report, the company has all the substantive licenses required for its activity and it complies from all substantive aspects with the statutory laws and restrictions applicable to it, excluding as specified in Section 4.14.2 of the Quarterly Report.

1.   SECTION 1.3. 2 OF THE PERIODICAL REPORT - SPHERES OF ACTIVITY AND PRODUCT
     LINES

     An additional paragraph shall be added at the end of Section 1.3.2, as follows: For the purpose of characterizing the difficulties and control of the streamlining processes the company avails itself of several indices which include inter alia: (1) indices for exploitation of the knitting and sewing processes; (2) the rates of depreciation in the process; (3)
     measuring the supply times from the time of the order until the time of supply to the client; and (4) the levels of inventory in the process.
     During the course of 2009 there was an improvement in all the above measurings.

2.   SECTION 1.3. 4 OF THE PERIODICAL REPORT

     An additional paragraph shall be added at the end of Section 1.3.4, as follows:

     For further details regarding the uniqueness of the technologies used by the company in each one of the spheres of activity and the company's competitive advantage over its rivals in each one of the spheres of activity, see Sections 3.6 and 3.15 below, respectively.

3.   SECTION 1.3. 5 OF THE PERIODICAL REPORT - REGISTRATION FOR TRADE AT THE NEW
     YORK STOCK EXCHANGE AND THE TEL AVIV STOCK EXCHANGE

     The words "following the drop in the company's market value to less than 25 million dollars" shall be erased in Section 1.3.5 in the fourth paragraph, and they shall be replaced by "following non-compliance with the NYSE preservation rules, as follows: (1) a drop in the company's market value to less than 25 million dollars throughout 30 consecutive trading days; or (2)
     equity and market value of less than 75 million dollars throughout 30 consecutive trading days; and (3) an average closing price per share of less than 1 dollar throughout 30 consecutive trading days, when the company's shares have been struck out almost immediately following the drop in the company's market value to less than 25 million dollars as aforesaid".

4.   SECTION 1.3. 6 OF THE PERIODICAL REPORT

     Section 1.3.6 shall be moved to Section 1.3.7 (see Section 6.1 below).

5.   SECTION 1.3. 7 OF THE PERIODICAL REPORT - MILESTONES DURING THE COURSE OF
     THE COMPANY'S ACTIVITY

     5.1  The following paragraph shall be added after the paragraph commencing with the words "during the course of 2004....... and the performance products":

          During the course of 2004 the company entered into a contract with
          Norpeth and Leber Partners L.P. (hereinafter: "LEBER") and raised from them, in a private issue, an inclusive sum of approx. 20 million dollars. On 22 December 2005, Leber ceased to be an interested party in the company. The company is not aware of any relationship between
          Leber and any of the interested parties in the company.

     5.2  The following paragraphs shall be added at the end of Section 1.3.7:

          On 1 March 2009 the company reported that within the framework of the updated work plan for the year 2009, which had been formulated as a result of the deceleration in world economic activity, the company was performing streamlining processes in all spheres of the company's activity. See Section 1.3.9 below for further details regarding the streamlining plan.

          On 22 December 2008 the company's shares were struck out from trading at the New York Stock Exchange (NYSE) as aforesaid in Section 1.3.5.

          With effect from 1 March 2009, the company publishes reports in accordance with the provisions of Chapter F of the Securities Law.

6.   SECTION 1.3.9 OF THE PERIODICAL REPORT - CHANGES IN THE CORPORATION'S
     AFFAIRS

     Section 1.3.9 shall be erased and replaced by Section 1.3.9 in the following format:

     THE 2009 STREAMLINING PLAN - in the light of the company's financial results, inter alia, due to the world economic crisis and its implications and due to the operational difficulties which the company has encountered, during the course of February 2009 the company resolved to implement a comprehensive streamlining plan.

     The difficulties arose from the move to the manufacture of a wide variety of new and complex products, which were ordered by the clients in small manufacturing portions than in the past. As a result of the aforesaid operational difficulties there was an increase in the manufacturing costs and the levels of deprecation in the products. A further result of the operational difficulties is delays in the supply of the products to the clients. In order to reduce the scope of the delays in the supply of the products the company sent some of the orders to the clients by air freight instead of shipping them, which led to a considerable increase in the company's delivery expenses.

     The operational difficulties are a gradual process which has intensified.
     The difficulties are the product of a gradual change in market behavior which is becoming more demanding in its requirements, both for more complex products and for precision in manufacture. The difficulties and the clients' lack of tolerance increased in 2009 following the world crisis which began in the United States where the bulk of the company's markets are located.

     THE STREAMLINING PROCESS RESOLVED UPON BY THE COMPANY INCLUDES:

     (a)  Streamlining the manufacturing and control system by means of concentrating several manufacturing sites into a few larger manufacturing centers. For this purpose the company has completed and is completing its work with several small sewing factories in Jordan and in their place has commenced its work mainly with one larger sewing factory which was built in Jordan by a sub-contractor, especially for this purpose. As at 10 December, 2009, the company has completed the procedures for concentrating the manufacturing sites as aforesaid.

          A substantive part of the sewing is carried out in Jordan by sweatshops and sub-contractors due to the low wages in Jordan in relation to Israel. For the purpose of work with the sub-contractors the company leases sewing machines which it owns to those contractors.
          This mode of operation is a necessary reality in the Kingdom of Jordan where the investments budget is lower than usual in the Western world and does not permit factories to purchase stocks without foreign investors such as the company. Likewise the company has taxation benefits as a result of the manufacture in a tax exempt and customs exempt free trade region in accordance with the trade agreements with the United States and Europe.

          The company is examining the possibility of transferring a further part of its manufacturing activity to countries where the labor costs are smaller. Thus the company published that it had held contacts with third parties for the establishment of a joint venture in Egypt for the purpose of manufacturing products for the company's clients (see the company's immediate report dated 15 June 2009, reference number:
          2009-01-142995). Due to the resignation of the company's CEO and the developments with the banks, as stated in Explanatory Note 27 to the financial reports dated 31 December 2008, the continuation of the contacts between parties was postponed. The company estimates that the contacts will be renewed during the course of the next few months under the aegis of the company's new CEO.

     (b)  An improvement in the degree of exploitation of the company's knitting capacity via a rearrangement of the automization of the factory floor and a readjustment of some of the labor facilities on the factory floor.

     (c)  A reduction in the company's knitting costs via a reduction in the transverse wages of up to 15% in the workers' wages (which has already been implemented) and the Purchasing Department's work to reduce the costs of the raw materials.

     (d)  Changes in the development processes (in order to comply with the manufacturing dictates even at the development stage) so that the products in the development stages undergo processes within the framework of the manufacturing department in order to ascertain their manufacturing feasibility.

     (e)  The assimilation of an advanced system of quality assurance with a precise repeat vision for the manufacturing process.

     (f)  A reduction in the time spans between the various stages of manufacture. As part of this process during the course of the second quarter of 2009 the company returned the majority of its ironing machines from Jordan to Israel. This move saved transportation times of the products for the purpose of ironing in Jordan and back to
          Israel for the purpose of dyeing. Furthermore, the company preserves as much as possible the availability of an inventory of basic threads, a fact which contributes to a considerable economy in manufacturing times and the supply of threads. A reduction in the time spans as aforesaid means a reduction in the time for supply to the client.

     (g)  A reduction in the deprecation levels in the manufacture, via more stringent control processes, adjustment of the factory floor workers slots and returning the ironing machines from Jordan as aforesaid in
          Sub-section (f) above. The significance of these processes is a reinforcement of control in the process which is translated into a decrease in depreciations.

     (h)  A reduction in the labor force in the company by approx 15%.

     Furthermore, at the end of 2008 the company closed its dyeing factory in
     Israel, which supplied some of the Cut & Sew branch's dyeing activity. The quantity of cuts which were dyed in the dyeing factory constitutes a small part of the dyeing activity of all the company's products. The company transferred all the activity in the sphere of dyeing to sub-contractors working in Israel, with whom the company has a prolonged acquaintance and intensive and long term commercial relations, among them: Negev Textile
     (1987) Ltd.

     As at the date of this report the company has completed the implementation of the streamlining plan (and excluding the joint venture in Egypt, for the purpose of the manufacture of products for the company's clients, as specified in Section 1.3.9 above), which led to a substantial economy in costs during the course of 2009.

     TRANSFERRING ACTIVITY FROM THE COMPANY TO HITEX - for the purpose of streamlining the management of the company, its operation and improvement in its conduct with its clients and suppliers, the group concentrated, during January 2009, the whole sportswear and underwear activity to the
     Hitex company and left the swimwear activity to the Makro company. For this purpose, the company transferred approx. 71% of its assets to Hitex, in return for the allocation of additional shares in Hitex, pursuant to
     Section 104 of the Income Tax Ordinance. With effect from January 2009 all the company's clients and the majority of its suppliers' contracts in connection with underwear and sportswear are made solely with Hitex, as opposed to the previous situation, when the clients and suppliers were required to make separate contracts with the company and with Hitex. As at the date of this report, the company manages the activity of Hitex, Makro and the other companies in the group when the bulk of the assets and liabilities are held by Hitex and Makro, all of whose shares are held by the company.

7.   SECTION 1.6.3 OF THE PERIODICAL REPORT - DISTRIBUTION OF DIVIDENDS POLICY

     In Section 1.6.3 the words: "As at 31 December 2008" shall be erased and replaced by: "As at 30 September 2009". Furthermore, a paragraph shall be added at the end of the section, as follows:

     On 2 December 2009 the President of the company executive and the Deputy
     CEO Finance of the company received a verbal notice from the three banks which the company is connected to in financing agreements, Bank Leumi
     L'Israel Ltd., Israel Discount Bank Ltd. and Bank HaPoalim Ltd.
     (hereinafter together: "THE BANKS") whereby each one of the Banks had resolved to stop the exploitation of the company's overdraft.

     According to a document of understanding which had been signed on 6 January
     2010 between the company and the three Banks which the company is connected to in financing agreements, Bank Leumi L'Israel Ltd., Israel Discount Bank
     Ltd. and Bank HaPoalim Ltd. (hereinafter together: "THE BANKS") the company undertook, inter alia, not to distribute a dividend and not to pay management fees and/or any other payment of any kind whatsoever to the shareholders until the full repayment of the two loans which the aforesaid
     Banks had made available to the company in accordance with the provisions of the document of understanding and subject to the signature of a final agreement with the Banks. See Section 4.12.3 below for further details regarding the document of understanding and the company's undertaking thereunder.

8.   SECTION 2.1 OF THE PERIODICAL REPORT - FINANCIAL INFORMATION REGARDING THE
     CORPORATION'S SPHERES OF ACTIVITY

     Tables shall be added at the end of Section 2.1, after the table regarding income according to spheres of activity, as follows:

INCOME AND EXPENDITURE ACCOUNT ACCORDING TO ACTIVITY CURRENCY

           FOR THE NINE MONTHS ENDING       FOR YEAR ENDING
                30 SEPTEMBER                  31 DECEMBER
             ---------------------       ---------------------
               2009          2008         2008           2007
             -------       -------       -------       -------
                           THOUSANDS OF DOLLARS
             -------------------------------------------------

DOLLAR        80,392       113,147       137,992       137,467
EURO           6,713        19,258        28,038        14,407
NIS            4,605         3,442         4,551         4,374
OTHERS         1,553         2,018         3,248         2,366
              93,263       137,865       173,829       158,614

INCOME AND EXPENDITURE ACCOUNT ACCORDING TO MANUFACTURING SOURCES

                      FOR THE NINE MONTHS ENDING       FOR YEAR ENDING
                            30 SEPTEMBER                 31 DECEMBER
                        ---------------------       ---------------------
                          2009          2008          2008          2007
                        -------       -------       -------       -------
                                      THOUSANDS OF DOLLARS
                        -------------------------------------------------

THE FAR EAST             34,675        35,413        46,352        29,579
ISRAEL AND JORDAN        58,588       102,452       127,477       129,035
                         93,263       137,865       173,829       158,614

INCOME AND EXPENDITURE ACCOUNT ACCORDING TO SALES TARGETS

                 FOR THE NINE MONTHS ENDING     FOR YEAR ENDING 31
                      30 SEPTEMBER                  DECEMBER
                   ---------------------       ---------------------
                     2009          2008          2008          2007
                   -------       -------       -------       -------
                                 THOUSANDS OF DOLLARS
                   -------------------------------------------------

NORTH AFRICA        76,184       107,447       137,992       132,521
EUROPE               9,484        23,858        28,038        18,314
ISRAEL               5,506         4,142         3,851         4,374
OTHER                2,089         2,418         3,948         3,405
                    93,263       137,865       173,829       158,614

9.   SECTION 2.4.3 OF THE PERIODICAL REPORT - FLUCTUATIONS IN THE EXCHANGE RATES
     AND THE LEVEL OF INFLATION

     In Section 2.4.3, in the third line, after the sentence: "that a considerable part of the company's expenses are in NIS" the following sentence shall be added:

     "In 2008, the company recorded sales in the United States dollar currency in the sum of 150,709 thousands of dollars (which constitutes approx. 86.7%
     of the company's sales total in that period) and shekel expenses in respect of wages and the purchase of raw materials in the equivalent of 65,377 thousands of dollars. In the first nine months of the year 2009, the company recorded sales in the United States dollar currency in the sum of
     76,184 thousand dollars (which constitutes approx. 81.7% of the company's sales total in that period) and shekel expenses in respect of wages and the purchase of raw materials in the equivalent of 45,000 thousand dollars".

10.  SECTION 2.4.4 OF THE PERIODICAL REPORT - INCREASING WORLD COMPETITION

     In Section 2.4.4, the third paragraph commencing with the words:
     "Accordingly, products whose manufacturing processes... are employed via the company" shall be erased and replaced by the following paragraph:
     Accordingly, products whose manufacturing processes are labor force hours rich and which are not based upon the company's unique technologies, are mostly if not all manufactured via sub-contractors in the Far East and in
     Jordan. The company is always examining the possibilities of transferring an additional part of the manufacturing activity to countries where the labor costs are cheaper. The company has held contacts with third parties for the establishment of a business partnership in Egypt with the aim of building an additional factory floor (see the company's immediate report dated 15 June 2009, reference number: 2009-01-142995, for further details).
     Due to the events which the company underwent regarding the resignation of the CEO and the developments with the Banks, as below-mentioned in Section
     4.12.3, the continuation of the contacts between parties was postponed. The company estimates that the contacts will be renewed during the course of the next few months under the aegis of the company's new CEO.

     The considerations facing the company when examining activity in Egypt are
     (1) the low cost of the construction and operation of manufacturing infrastructures; () the low tax rates; (3) the customs duty rates and free trade agreements with the United States which is the company's main market;
     (4) the low labor costs; and (5) strategic partners for the establishment and management of the activity. The company cannot ensure that its clients will not request that the company's products be manufactured via third parties, including via a direct approach to sub-contractors, who are presently employed via the company.

11.  SECTION 2.4.6 OF THE PERIODICAL REPORT - CHANGES IN THE COSTS OF RAW
     MATERIALS

     11.1 The following paragraphs shall be added at the end of the first paragraph in Section .4.6:

          The main raw materials which the company uses include: cotton threads, spandex, various polymer fibers, and various rubber materials. The raw materials which the company purchases are mostly produced from cotton and plastic materials and therefore they are influenced by the fluctuations in the price of cotton and the price of petroleum.
          Likewise, the prices of the raw materials which the company purchases are influenced by the cost of the inputs for the purpose of the manufacture thereof, including the labor costs in the countries of manufacture and the cost of the sources of energy. The prices for which the company purchases the raw materials are fixed within the framework of negotiations which the company conducts with suppliers however the ability to influence the market prices of the raw materials is limited.

          The rate of the cost of the raw materials out of the sales as at 31
          December 2008 and as at 30 September 009 is approx. 26.6% and approx.
          21.4%, respectively.

     11.2 The following paragraphs shall be added after the second paragraph:

          During the course of the first nine months of the year 2009 no substantive changes occurred in the prices of the raw materials.

          The company is not aware of the existence of any supplier who dictates the market conditions.

12.  SECTION 2.4.7 OF THE PERIODICAL REPORT - INCREASE IN THE COST OF PURCHASING
     FINISHED PRODUCTS FROM MANUFACTURERS IN THE FAR EAST AND THE LABOR COST OF
     THE SUB-CONTRACTORS IN THE FAR EAST AND JORDAN

     The last sentence commencing with the words: "Recently the company has begun...... including in Egypt." shall be erased and be replaced by the following paragraphs:

     It should be noted, that in addition the cost of purchasing the finished garment products from sub-contractors is influenced by the various requirements of the client, such as: the raw materials from which the final product is made, the qualities of the final product and the supply times.
     There are alternative suppliers of finished garment products, both in the
     Far East and in Jordan and in other countries. For further details regarding the lack of dependence on suppliers see Section 4.9.3 of the
     Periodical Report. The company is not aware of any
     suppliers/sub-contractors who dictate market conditions.

     The company is permanently examining the economic viability of manufacture in other countries, including vu sub-contractors. During the 2009 season the company manufactured some of its swimwear in Morocco and a small part of its products also in Egypt as part of the company's attempts to find preferred manufacturing sites, including in all matter pertaining to the manufacturing costs. In this context it should be noted that when examining the manufacturing sites the company takes into account additional considerations such as: the security situation, the country's stability, free trade agreements and quotas. For further details see Sections 2.4.8 and 2.4.9 below.

                                        9

13.  SECTION 2.4.8 OF THE PERIODICAL REPORT - CHANGES IN THE WORLD FREE TRADE
     AGREEMENTS WHICH ARE LIKELY TO LEAD TO A CHANGE IN THE CUSTOMS REGIME AND
     QUOTAS IN THE COUNTRIES WHICH ARE THE COMPANY'S MAIN TARGET MARKETS

     Section 2.4.8 shall be erased and replaced by Section 2.4.8 in the following format:

     With effect from 1 January 2009 the quantity quotas on the import of textile products to the United States and the European Union were lifted.
     The lifting of the quantity quotas on the import reinforces the competition in these markets and causes further erosion in the sale prices of the company's products and also as a result an additional erosion in its profits. Likewise, the lifting of the quantity quotas on the import cancelled a significant advantage which the company had over some of its rivals. In the past rivals from the Eastern countries were restricted in the permitted quantities for export to the United States and Europe. This situation gave the countries to which similar restrictions did not apply an advantage, such as Israel, to supply demand surpluses beyond the quota limits. It should be emphasized that even after the lifting of the quantity quotas on import as aforesaid there still remained customs duty on the import of products to the United States and the European Union to countries which do not have free trade agreements, at the rate of 7.6% to 3%, when the precise rate of the customs duty is fixed according to the type of product imported and the exporting country.

     Notwithstanding the existence of the rates of customs duty on the import of products to the United States and the European Union, as aforesaid, the company, just like other companies in the clothing products industry, benefits from free trade agreements between Israel and the United States,
     Canada, the European Union and the European Free Trade Union. The trade agreements allow the company, just like other companies in the clothing products industry, to sell the products manufactured in Israel to the
     United States, Canada and the member countries of the European Union and the European Free Trade Union, exempt from customs duty. The United States has expanded the benefits under the United States - Israel free trade agreement for merchandise which has been processed in the free trade region in Jordan, and accordingly the company can also export tax free the company's products where some of their manufacturing process (their sewing)
     has been carried out in Jordan. Furthermore, following the free trade agreement between the European Union, the United States and Egypt, products which are manufactured in Egypt can also be imported to European Union countries as well as to the United States, tax free.

     Some of the countries, which also have free trade agreements with the
     United States, Canada and the European Union, constitute a source of manufacture for the company's rival manufacturers - either due to their using cheaper labor or since the costs of transporting products from there are lower and the supply times shorter. Other rivals in countries where there are no free trade agreements as aforesaid are exposed to customs duty payments in respect of import to the United States and/or the European
     Union. As a rule, products which are manufactured in China and other countries in the Far East are not exempt from customs duty. If other countries sign free trade agreements with the United States and/or the
     European Union, which will lead to a reduction/revocation of the quotas for import from these countries, then the competition in the industry will increase.

                                       10

14.  SECTION 3.1.1 OF THE PERIODICAL REPORT - CHANGES IN THE SCOPE OF ACTIVITY
     IN THE SPHERE AND ITS PROFITABILITY - THE "SEAMLESS" SPHERE OF ACTIVITY

     14.1 The first paragraph commencing with the words: "the scope of the sales in this sphere of activity..." shall be erased and replaced by the following paragraph:

          "The scope of the sales in this sphere of activity during the course of 2008 increased in comparison with 2007; however at the same time there was a drop in profitability leading to losses from activity. The drop in the company's profitability began due to: (1) the operational difficulties in the "seamless" sphere of activity; (2) the weakening in the average exchange rate of the dollar for 2008 by approx. 12.7%
          as opposed to the average exchange rate for 2007; (3) a reduction in inventory in the sum of approx. 2,00 thousand dollars, which was higher than usual and which was made against the background of the world crisis which led to estimates that the company would find it difficult to exploit all the inventory of threads in its possession in the foreseeable future; (4) a drop in the value of fixed assets in the sum of 2,135 thousand dollars which was recorded following an appraisal of a qualified independent assessor; (5) air freight expenses for complying with supply times to clients.

          During the first nine months of 2009 there was a drop in sales in this sphere of activity, as opposed to the parallel period last year. The main part of the drop is in respect of the "Ultimate" project which is a line of Nike company products which comprises mainly sports shirts, where there were no substantial follow-up orders during 2009 and also a drop in the sales of underwear products, mainly to the Victoria's
          Secrets client, which arises from the client's decision to transfer one of its underwear projects to India."

     14.2 At the end of the second paragraph the sentence: "Until the beginning of 2009 no .... were noticed......its main..... Nike and Victoria's
          Secret." shall be erased and replaced by the following paragraphs:

                                       11

          "With effect from the second quarter of 2009 and during the mine months period, which ended on 30 September 2009 there was a drop in the scope of sales in the "seamless" sphere of activity at the rate of approx. 5.6% as opposed to the scope of sales in the "seamless" sphere of activity as opposed to the parallel period last year. The company estimates that the total scope of sales in the "seamless" sphere of activity, for 2009, will be less by approx. 28% than the total scope of sales in the "seamless" sphere of activity, for 2008. Likewise, during the course of the first nine months of 2009 there was a substantial reduction in the company's scope of sales for two substantial clients: Nike and Victoria's Secret, at the rate of approx. 80% and approx. 34%, respectively. See Section 3.4.2 below for further details regarding the sales to Nike and Victoria's Secret."

          It should be emphasized, that the company has not yet published financial reports as at 31 December 2009 and that the figures regarding the rate of decline in the scope of sales which is included in the "seamless" sphere of activity in 2009 are not audited figures and therefore it is possible that the final and audited figures regarding the rate of decline in the scope of sales which is included in the "seamless" sphere of activity in 2009 will be different from the aforesaid.

15.  SECTION 3.1.2 OF THE PERIODICAL REPORT - DEVELOPMENTS IN MARKETS OF THE
     SPHERE OF ACTIVITY AND CHANGES IN THE CHARACTERISTICS OF ITS CLIENTS

     The first paragraph commencing with the words: "the target markets for the company's products.... on the company's scope of sales." shall be erased and replaced by a paragraph in the following format:

     "The target markets for the company's products in the "seamless" sphere of activity are the United States, Europe and Israel. The changes in the economic situation in these markets in connection with expressed in the last period of recession in a reduction in consumption, persistent pressure to reduce prices and a demand to reduce the supply times for products.
     These changes adversely influence the company's scope of sales. See
     Explanatory Note 23C1 to the company's financial reports as at 31 December
     2008 for further details regarding the company's sales according to geographical targets."

16.  SECTION 3.1.5 OF THE PERIODICAL REPORT - ALTERNATIVES FOR PRODUCTS IN THE
     SPHERE OF ACTIVITY AND CHANGES APPLICABLE THERETO - THE "SEAMLESS' SPHERE
     OF ACTIVITY

     16.1 After the words: "in their quality, even if they are not seamless products." the following sentence shall be added: "Thus for example there are manufacturers who use adhesive technologies in the sphere or sew some of the various parts of the product."

     16.2 At the end of the section, the sentence: "in innovation, design, knit, quality of the knitted textile, in the elasticity of the product and the ability to plan and manufacture the clients' products via computer with great precision" shall replace the words: "in innovation and quality".

                                       12

     16.3 The following paragraph shall be added at the end of Section 3.1.5:

          The "seamless" technology allows the company to knit products which are based upon precise computer work according to the design specification. These products have flexibility, examples built in to the product, rich colors and advanced design. The company's ability to develop the designer's language into the machine's language is considered to be one of the most advanced in the world. Nevertheless the company has several rivals in the spheres of activity and for the most part it does not enjoy exclusivity among its clients."

17.  SECTION 3.3 OF THE PERIODICAL REPORT - INCOME AND PROFITABILITY ACCOUNT IN
     PRODUCTS AND SERVICES - THE "SEAMLESS' SPHERE OF ACTIVITY

     Section 3.3 shall be erased and replaced by Section 3.3 in the following format:

     THE FOLLOWING ARE FIGURES REGARDING THE BREAKDOWN OF REVENUE FOR PRODUCTS
     AND SERVICES FOR THE YEARS 2007, 2008 AND THE NINE MONTH PERIOD ENDING ON
     30 SEPTEMBER 2009:

                                 UNDERWEAR PRODUCTS                    SPORTSWEAR PRODUCTS
------------------------- ------------------------------------ ----------------------------------
MILLIONS OF DOLLARS         09/2009       2008        2007       09/2009       2008       2007
------------------------- ----------- ------------ ----------- ------------ ---------- ----------
REVENUE                      34.5        57.7         52.8        14.3         28.6       28.8
------------------------- ----------- ------------ ----------- ------------ ---------- ----------
RATE OF THE
CORPORATION'S TOTAL
REVENUE                      37.0%       33.2%        33.3%       15.4%        16.4%      18.2%
------------------------- ----------- ------------ ----------- ------------ ---------- ----------

     The operational loss sum of the seamless sector during the nine month period ending 30 September 2009 is approx. 9.7 million dollars. The operational loss sum of the seamless sector in 2008 and 2007 is approx.
     15.8 million dollars and approx. 0.4 million dollars, respectively.

     The rate of operational loss of the seamless sector during the nine month period ending 30 September 2009 is approx. 19.9%. The rate of operational loss of the seamless sector in 2008 and 2007 is approx. 18.3% and approx.
     0.5%, respectively.

                                       13

     It should be noted, that there is a difference between the company's profit rates from the sale of sportswear products as opposed to underwear products and that during 2009 the gap between the profit rates, on average, ranged between 0% and 10%, in favor of sportswear products. As a rule, insofar as the company's products are more innovative and more complex, the company invest a greater amount of developmental effort in manufacturing them.
     These products are more attractive in the markets and they suffer relatively less competition. Certain clients of the company can charge higher prices for these products and the company's profit margins in these products are higher than the profit margins for the basic products which are less innovative and complex.

     On the other hand, insofar as the products are less innovative, both in the composition of the textile and the design and complexity (as in the example of basic underwear), the client attaches greater importance to a competitive price for the product. This client will for the most part be a client in the mass market. In these products the company's profitability is lower and the world competition is mainly against the Far East manufacturers.

18.  SECTION 3.4.2.1 OF THE PERIODICAL REPORT - VICTORIA'S SECRET

     The following paragraphs shall be added at the end of Section 3.4.2.1:

     During the first nine months of 2009 the sales to this client in the seamless sphere totaled approx. 1.5 million dollars, approx. 44% of the total sales in the seamless sphere during the first nine months of 2009.
     The total sales to this client in all the company's spheres of activity constitutes approx. 31.4% of the combined total sales during the first nine months of 2009. During the first nine months of 2009 there was a drop in sales to this client, as opposed to the parallel period last year. The main part of the drop arises from the client's decision to transfer one of its underwear projects to India.

     The company has been manufacturing underwear products for Victoria's Secret since 1991. The company does not enjoy exclusivity in the manufacture of underwear products for Victoria's Secret. See Section 3.4.3 below for further details regarding the nature of the contractual relationship.

19.  SECTION 3.4.2.2 OF THE PERIODICAL REPORT - NIKE

     The following paragraphs shall be added at the end of Section 3.4.2.2:

     During the first nine months of 2009 the sales to this client in the seamless sphere totaled approx. 4.7 million dollars, approx. 9.5% of the total sales in the seamless sphere during the first nine months of 2009.
     The total sales to this client in all the company's spheres of activity constitutes approx. 7% of the combined total sales during the first nine months of 2009. During the first nine months of 2009 there was a drop in sales to this client, as opposed to the parallel period last year. The main part of the decline is in respect of the "Ultimate" seamless project where there were no substantial follow-up orders during 2009. The company is presently working on developing another project for Nike and as at the date of this report, Nike is examining the aforesaid alternative project, but there is no certainty that Nike will approve its performance.

                                       14

     The company has been manufacturing sportswear products for Nike since 2000.
     The company does not enjoy exclusivity in the manufacture of sportswear products for Nike. See Section 3.4.3 below for further details regarding the nature of the contractual relationship.

20.  SECTION 3.4.3 OF THE PERIODICAL REPORT - THE NATURE OF THE CONTRACTUAL
     RELATIONSHIP WITH THE GROUP'S SUBSTANTIVE CLIENTS - THE "SEAMLESS' SPHERE
     OF ACTIVITY

     In Section 3.4.3 the first paragraph commencing with the words: "the group is conducting estimates...... specific for a particular supplier" shall be erased and replaced by the following paragraph:

     The group is conducting long term relationship estimates with its clients.
     The relationship between the group and its substantive clients, including
     Nike and Victoria's Secret, are generally regulated in a general agreement in a standard form which is made by the clients unilaterally, and in the client's purchase orders from the group. The agreement is not limited in time and does not grant the company exclusivity. The general agreement contains general provisions applicable to all the client's suppliers, with regard to the client's relationship with the group, among them basic conditions for performance of the work, product quality conditions, the fulfillment of substantive statutory provisions, liability for the quality of the products, liability for prompt delivery, provisions regarding
     Classes B and C, protection of the client's intellectual property rights, penalties for quality problems and delays in delivery and so on and so forth. The general agreement does not contain any provisions concerning contracting with a specific supplier such as periods of the agreement or order quantities and is not specific to any particular supplier.

21.  SECTION 3.5 OF THE PERIODICAL REPORT - ACCUMULATION OF ORDERS - THE
     "SEAMLESS' SPHERE OF ACTIVITY

     The table in Section 3.5 shall be erased and replaced by the following table:

                                       15

     The following is a specification of the breakdown of the accumulation of the company's orders in the following quarters, where the company anticipates revenue (in millions of dollars), in the seamless sphere of activity:

                           ACCUMULATION OF ORDERS       ACCUMULATION OF        ACCUMULATION OF ORDERS
                                   AS AT                  ORDERS AS AT                 AS AT
                                 30/11/2009                30/09/2009                31/12/2008
------------------------- -------------------------- ---------------------- --------------------------
FIRST QUARTER 2009                    -                          -                     19,091
------------------------- -------------------------- ---------------------- --------------------------
SECOND QUARTER 2009                   -                          -                      4,571
------------------------- -------------------------- ---------------------- --------------------------
THIRD QUARTER 2009                    -                          -                          -
------------------------- -------------------------- ---------------------- --------------------------
FOURTH QUARTER 2009                 7,779                   14,099                          -
------------------------- -------------------------- ---------------------- --------------------------
FIRST QUARTER 2010                  9,663                      337                          -
------------------------- -------------------------- ---------------------- --------------------------
SECOND QUARTER 2010                   164                        -                          -
------------------------- -------------------------- ---------------------- --------------------------
TOTAL                              17,606                   14,436                     23,662
------------------------- -------------------------- ---------------------- --------------------------

22.  SECTION 3.6.1.2 OF THE PERIODICAL REPORT - HIGH QUALITY INNOVATIVE PRODUCT
     LINES

     The following paragraph shall be added at the end of Section 3.6.1.2:

     The company's innovation and uniqueness are expressed in its special manufacturing technologies in the company's two spheres of activity. The company has one of the most advanced abilities in the world of new products development, composed of high quality and innovate cloths and special threads which are developed by the company, including performance supportive threads. Nevertheless the company has several rivals in its spheres of activity and for the most part it does not enjoy exclusivity among its clients.

23.  SECTION 3.6.3 OF THE PERIODICAL REPORT - THE NAMES OF THE SIGNIFICANT
     RIVALS IN THE "SEAMLESS' SPHERE OF ACTIVITY

     23.1 In Section 3.6.3 after the words: "is approx. 7% :this is based upon several Santoni machines in the company's possession as opposed to several Santoni machines which exist in the world to the company's best of knowledge.

     23.2 The following paragraph shall be added at the end of Section 3.6.3:

          The company has several in the seamless sphere of activity, which are manufacturing companies located mainly in the Far East. Among the company's rivals in the seamless sphere are the Delta Galil Co. Ltd.
          from Israel. The company is considered to be one of the largest manufacturers in the seamless sphere.

                                       16

24.  SECTION 3.6.4 OF THE PERIODICAL REPORT - METHODS OF DEALING WITH
     COMPETITION - THE "SEAMLESS' SPHERE OF ACTIVITY

     In Section 3.6.4, the following sentence shall be added in the second line of the second paragraph, after the words: "and streamlining of the manufacturing processes":

     "The aforesaid difficulties arose from the company's move to the manufacture of a wide variety of new and complex products, which were ordered by clients in small portions than in the past. As a result of the aforesaid operational difficulties an increase occurred in the manufacturing costs and in the levels of depreciation in the products (see
     Section 1.3.9 above for further details regarding the 2009 streamlining plan). For the purpose of characterizing the difficulties and control over the streamlining processes the company uses several indices which include inter alia, (1), measuring the exploitation of the knitting and sewing processes, (2), the rates of depreciation in the process, (3), measuring the delivery times from the time of the order until the time of delivery to the client and (4) the levels of inventory in the process."

25.  SECTION 3.8 OF THE PERIODICAL REPORT - MANUFACTURING CAPACITY - THE
     "SEAMLESS' SPHERE OF ACTIVITY

     25.1 In the first paragraph of Section 3.8, after the words: "most if not all by the company", "the company's manufacturing capacity is calculated according to the Santoni knitting machines in the company's possession and where the company has the ability to operate them within a short period of up to 90 days" shall be added.

     25.2 At the end of the first paragraph in Section 3.8, the following paragraph shall be added: "Below are further details with regard to the company's manufacturing capacity:

----------------------- ------------------------ ------------------------------------------
                             MANUFACTURING
                               CAPACITY                     ACTUAL MANUFACTURE
                              (UNITS OF          ------------------------------------------
                               PRODUCTS                               RATE IN RELATION TO
                               PER YEAR)               QUANTITY      MANUFACTURING CAPACITY
----------------------- ------------------------ ----------------- ------------------------
2007                          35 million            25 million               71%
----------------------- ------------------------ ----------------- ------------------------
2008                          35 million            30 million               86%
----------------------- ------------------------ ----------------- ------------------------
2009 (*)                      35 million            19 million               54%
----------------------- ------------------------ ----------------- ------------------------

          (*) The majority of the knitting process of the company's sales during the first quarter of 2009, was performed during the course of the fourth quarter of 2008.

          AS AT THE DATE OF THIS REPORT, THERE IS NO SIGNIFICANT CHANGE IN THE
          COMPANY'S MANUFACTURING CAPACITY, AS DESCRIBED IN THE ABOVE TABLE IN
          RELATION TO THE COMPANY'S MANUFACTURING CAPACITY IN 2009.

                                       17

     25.3 The following paragraph shall be added at the end of the second paragraph in Section 3.8:

          Knitting the product is the first stage in the manufacturing process.
          The company receives orders from clients outside the normal range.
          Each order has several sizes which entails different machines of different radii. Notwithstanding that the company so has several relatively large machines in the market, there are still periods of high demand on the factory floor, which frequently leads to fixing a later delivery time to the client."

     25.4 The fourth paragraph commencing with the words: "During 2008 the company dealt with.... Section 1.3.9.1 above" shall be erased and replaced with a paragraph in the following format:

          "During 2008 the company dealt with and is still dealing with the need to take steps to deal with the operational difficulties and streamlining of the manufacturing processes. During the course of 2009 and as part of the streamlining plan the company reduced its workforce and the use of a small part of the knitting department. The company estimates that if necessary it can re-increase its manufacturing capacity and return to similar outputs to those of 2008 during a relatively short time span of 60 days from the date when the company resolves to increase its manufacturing capacity. See Section 1.3.9.1 above for further details regarding the streamlining plan."

26.  SECTION 3.10.1 OF THE PERIODICAL REPORT - CHANGES IN THE SCOPE OF ACTIVITY
     IN THE SPHERE AND ITS PROFITABILITY - THE "CUT AND SEW" SPHERE OF ACTIVITY

     26.1 In the second paragraph the sentence: "until the beginning of 2009
          no...... were noticeable...... Nike and Victoria's Secret, see Section
          3.1.1 above" shall be erased and the following paragraphs shall be added in their place:

          "With effect from the second quarter of 2009 and during the nine months period, which ended on 30 September 2009, there was a decline in the scope of sales in the "Cut and Sew" sphere of activity at a rate of approx. 37.4% as opposed to the scope of sales in the "Cut and
          Sew" sphere of activity during the parallel period last year. The company estimates that the total scope of sales in the "Cut and Sew"
          sphere of activity for 2009 shall be lower by approx. 39% of the total scope of sales in the "Cut and Sew" sphere of activity for 2008.
          Likewise, there was a substantial reduction in the scope of its sales for its two substantive clients, Nike and Victoria's Secret, at a rate of approx. 88.3% and approx. 68.9%, respectively. See Section 3.1.3.1 below for further details regarding the sales to Nike and Victoria's
          Secret."

                                       18

          It should be emphasized, that the company has not yet published financial reports as at 31 December 2009 and that the figures regarding the rate of decline in the scope of sales which is included in the "Cut and Sew" sphere of activity in 2009 are not audited figures and therefore it is possible that the final and audited figures regarding the rate of decline in the scope of sales which is included in the "Cut and Sew" sphere of activity in 2009 will be different from the aforesaid.

     26.2 In the second paragraph the following sentence shall be added after the words: "the anticipated scope of sales.": "As at 30 June 2009, the company completed the implementation of the streamlining plan. The plan led to a substantial economy in costs during the course of 2009.
          Likewise, the company is acting to expand its client base and increase its scope of sales to existing clients, in order to compensate for the decline in sales to existing clients and mainly to the company's substantive clients. Nevertheless, the company estimates that any increase, insofar as there is any, in the scope of its sales to existing clients and sales to new clients will only partially compensate for the decline in the company's scope of sales to its substantive clients."

27.  SECTION 3.12 OF THE PERIODICAL REPORT - BREAKDOWN OF THE INCOME AND
     PROFITABILITY OF PRODUCTS AND SERVICES - THE "CUT AND SEW" SPHERE OF
     ACTIVITY

     Section 3.12 shall be erased and replaced by Section 3.12 in the following format:

     BELOW ARE FIGURES REGARDING THE BREAKDOWN OF REVENUE FROM PRODUCTS AND
     SERVICES FOR 2007, 2008 AND THE NINE MONTH PERIOD ENDING 30 SEPTEMBER 2009:

                         UNDERWEAR PRODUCTS        SPORTSWEAR PRODUCTS        SWIM AND BEACHWEAR
--------------------- ------------------------- ------------------------- -------------------------
 MILLIONS OF DOLLARS   09/2009   2008    2007    09/2009   2008    2007    09/2009   2008    2007
--------------------- --------- ------- ------- --------- ------- ------- --------- ------- -------
REVENUE                 14.2     36.0    37.1      3.4     18.5    13.2     26.7      33.0    26.7
--------------------- --------- ------- ------- --------- ------- ------- --------- ------- -------
RATE OF
CORPORATION'S TOTAL
REVENUE                 15.3%    20.7%   23.3%     3.7%    10.7%    8.3%    28.7%     19.0%   16.8%
--------------------- --------- ------- ------- --------- ------- ------- --------- ------- -------

     The operational loss sum of the cut and sew sector during the nine month period ending 30 September 2009 is approx. 5.6 million dollars. The operational loss sum of the cut and sew sector in 2008 is 3.4 million dollars. The operational profit sum of the cut and sew sector in 2007 is
     2.3 million dollars.

                                       19

     The rate of operational loss of the cut and sew sector during the nine month period ending 30 September 2009 is 12.5%. The rate of operational loss of the cut and sew sector in 2008 is 3.9%. The rate of operational profit of the cut and sew sector in 2007 is 2.9%.

     It should be noted, that during 2009 there was no significant gap between the rates of profits from swim and beachwear as opposed to the profit rates from the sale of sportswear products. It should further be noted, that there is a difference between the company's profit rates from the sphere of swim and beachwear and the sphere of sportswear products as opposed to underwear products and that during 2009 the gap between the profit rates, on average, from swim and beachwear and sportswear as opposed to underwear products is likely to range between 0% and 5%, in favor of swim and beachwear products and sportswear. As a rule, insofar as the company's products are more innovative and more complex, the company invest a greater amount of developmental effort in manufacturing them. These products are more attractive in the markets and they suffer relatively less competition.
     Certain clients of the company can charge higher prices for these products and the company's profit margins in these products are higher than the profit margins for the basic products which are less innovative and complex.

     On the other hand, insofar as the products are less innovative, both in the composition of the textile and the design and complexity (as in the example of basic underwear), the client attaches greater importance to a competitive price for the product. This client will for the most part be a client in the mass market. In these products the company's profitability is lower and the world competition is mainly against the Far East manufacturers.

28.  SECTION 3.13.3.1 OF THE PERIODICAL REPORT - VICTORIA'S SECRET

     The following paragraphs shall be added at the end of Section 3.4.2.1:

     During the first nine months of 2009 the sales to this client in the seamless sphere totaled approx. 1.5 million dollars, approx. 44% of the total sales in the seamless sphere during the first nine months of 2009.
     The total sales to this client in all the company's spheres of activity constitutes approx. 31.4% of the combined total sales during the first nine months of 2009. During the first nine months of 2009 there was a drop in sales to this client, as opposed to the parallel period last year. The main part of the drop arises from the client's decision to transfer one of its underwear projects to India.

     The drop in the scope of sales to Victoria's Secret arises from the client's decision to manufacture an underwear project in India. 2008 was the last year where the company participated in the project. The company has been manufacturing underwear products for Victoria's Secret since 1991.
     The company does not enjoy exclusivity in the manufacture of underwear products for Victoria's Secret. See Section 3.13.3 below for further details regarding the nature of the contractual relationship. See Section
     3.4.2.1 below for further details regarding Victoria's Secret also being a substantive client in the seamless sphere.

                                       20

29.  SECTION 3.13.3.2 OF THE PERIODICAL REPORT - NIKE

     The following paragraphs shall be added at the end of Section 3.13.3.2:

     During the first nine months of 2009 the sales to this client in the cut and sew sphere totaled approx. 1.9 million dollars, approx. 4.2% of the total sales in the cut and sew sphere during the first nine months of 2009.
     The total sales to this client in all the company's spheres of activity constitutes approx. 7.0% of the combined total sales during the first nine months of 2009. During the first nine months of 2009 there was a drop in sales to this client, as opposed to the parallel period last year. The main part of the decline is in respect of the "Pro Core" project which is a line of products by Nike comprising sports shirts and pants, where there were no substantial follow-up orders during 2009. The company is presently working on developing another project for Nike and as at the date of this report,
     Nike is examining the aforesaid alternative project, but there is no certainty that Nike will approve its performance.

     The company has been manufacturing sportswear products for Nike since 2000.
     The company does not enjoy exclusivity in the manufacture of sportswear products for Nike. See Section 3.13.3 below for further details regarding the nature of the contractual relationship. See Section 3.4.2.2 below for further details regarding Nike also being a substantive client in the seamless sphere.

30.  SECTION 3.14 OF THE PERIODICAL REPORT - ACCUMULATION OF ORDERS - THE "CUT
     AND SEW' SPHERE OF ACTIVITY

     The table in Section 3.14 shall be erased and replaced by the following table:

     The following is a specification of the breakdown of the accumulation of the company's orders in the following quarters, where the company anticipates revenue (in millions of dollars), in the cut and sew sphere of activity:

------------------------- -------------------------- ---------------------- --------------------------
                            ACCUMULATION OF ORDERS       ACCUMULATION OF      ACCUMULATION OF ORDERS
                                   AS AT                  ORDERS AS AT                 AS AT
                                 30/11/2009               30/09/2009                31/12/2008
------------------------- -------------------------- ---------------------- --------------------------
FIRST QUARTER 2009                      -                        -                   22,834
------------------------- -------------------------- ---------------------- --------------------------
SECOND QUARTER 2009                     -                        -                    3,740
------------------------- -------------------------- ---------------------- --------------------------
THIRD QUARTER 2009                      -                        -                      952
------------------------- -------------------------- ---------------------- --------------------------
FOURTH QUARTER 2009                 5,396                   10,409                       43
------------------------- -------------------------- ---------------------- --------------------------
FIRST QUARTER 2010                 14,023                    7,041                        -
------------------------- -------------------------- ---------------------- --------------------------
SECOND QUARTER 2010                 4,397                        -                        -
------------------------- -------------------------- ---------------------- --------------------------
TOTAL                              23,816                   17,450                   27,569
========================= ========================== ====================== ==========================

                                       21

31.  SECTION 3.15.1.1 OF THE PERIODICAL REPORT - HIGH QUALITY INNOVATIVE PRODUCT
     LINES

     The following paragraph shall be added at the end of Section 3.15.1.1:

     The company's innovation and uniqueness are expressed in its special manufacturing technologies in the company's two spheres of activity. The company has one of the most advanced abilities in the world of new products development, composed of high quality and innovate cloths and special threads which are developed by the company, including performance supportive threads. Nevertheless the company has several rivals in its spheres of activity and for the most part it does not enjoy exclusivity among its clients.

32.  SECTION 3.15.3 OF THE PERIODICAL REPORT - THE NAMES OF THE SIGNIFICANT
     RIVALS IN THE "CUT AND SEW' SPHERE OF ACTIVITY

     The following paragraph shall be added at the end of Section 3.15.3:

     The company executive estimates, as at the date of the report, that the company's share in this sphere is small and less than 1% of the total market scope.

33.  SECTION 3.17 OF THE PERIODICAL REPORT - MANUFACTURING CAPACITY - THE "CUT
     AND SEW' SPHERE OF ACTIVITY

     33.1 At the end of the first paragraph of Section 3.17, after the words:
          "via sub-contractors" "the company's manufacturing capacity is calculated according to sewing capacity of the products and the addition of the manufacturing capacity of the sub-contractors with whom the company works worldwide" shall be added.

     33.2 At the end of the second paragraph in Section 3.17, the following paragraph shall be added: "Below are further details with regard to the company's manufacturing capacity:

----------------------- ------------------------ ------------------------------------------
                             MANUFACTURING
                                CAPACITY                     ACTUAL MANUFACTURE
                               (UNITS OF         ------------------------------------------
                               PRODUCTS                             RATE IN RELATION TO
                               PER YEAR)             QUANTITY      MANUFACTURING CAPACITY
----------------------- ------------------------ ----------------- ------------------------
2007                          25 million            21 million               84%
----------------------- ------------------------ ----------------- ------------------------
2008                         18.5 million          14.8 million              80%
----------------------- ------------------------ ----------------- ------------------------
2009                         18.5 million          12.5 million              68%
----------------------- ------------------------ ----------------- ------------------------

AS AT THE DATE OF THIS REPORT, THERE IS NO SIGNIFICANT CHANGE IN THE COMPANY'S
MANUFACTURING CAPACITY, AS DESCRIBED IN THE ABOVE TABLE IN RELATION TO THE
COMPANY'S MANUFACTURING CAPACITY IN 2009.

                                       22

34.  SECTION 3.18.1 - OUTSIDE SOURCING - THE "CUT AND SEW' SPHERE OF ACTIVITY

     34.1 In Section 3.18.1, in the fourth line, the following sentence shall be added after the words: "excluding sewing in the company's factory in
          Jordan": "and cutting in the company's factory in Israel".

     34.2 In Section 3.18.1 the sentence commencing with the words "the majority of the sub-contractors in Israel and Jordan use... in this sphere"
          shall be erased and replaced by the following sentence:

          The company has a knitting contractor in Israel which uses machines which the company makes available in its factory and the knitting machines in its possession. The company has dyeing works and printing contractors who use the automation in their possession. The company has several sub-contractors in Jordan where part of the sewing machines which they use are made available to them by the company and some of the sewing machines are owned by them.

          In 2008 approx. 52.9% of the scope of manufacture "cut and sew" system included the purchase of finished products which were manufactured by sub-contractors in the Far East countries, among them India, China,
          Cambodia and Vietnam. With regard to the products manufactured by the company, approx. 95% of the scope of the sewing works of the products of the sector are performed in Jordan, via a daughter company and via sub-contractors. During the first nine months of 2009 approx. 60% of the scope of manufacture "cut and sew" system included the purchase of finished products which were manufactured by sub-contractors. With regard to the products manufactured by the company, approx. 96% of the scope of the sewing works of the products of the sector are performed in Jordan, via a daughter company and via sub-contractors.

35.  SECTION 4 - ADDITIONAL INFORMATION AT THE CORPORATION LEVEL

     At the beginning of Section 4, "information" shall be inserted after the word: "below".

36.  SECTION 4.1.2 - FREE TRADE AGREEMENTS

     The section shall be deleted and replaced by section 4.1.2, in the following draft:

     See section 2.4.8 above.

                                       23

37.  SECTION 4.1.3 - CANCELLATION OF TEXTILE PRODUCT IMPORT QUOTAS

     The section will be deleted and replaced by section 4.1.3 in the following draft:

     See section 2.4.8 above.

38.  SECTION 4.1.4 - REGULATORY DEVELOPMENTS

     The following sentence is to be added at the end of section 4.1.1:

     "For a breakdown of free-trade agreements and customs and quota regimes in countries that are the Company's principal target markets, see section
     2.4.8 above."

39.  SECTION 4 .4 - MARKETING AND DISTRIBUTION

     39.1 The second paragraph beginning with the words: "In most instances the
          Company produces... to distribute them to various stores" shall be deleted, and replaced by the following paragraph:

          "In most instances, the Company produces products by order and supplies the products to its customers' main warehouse, without distributing them to the customer's various stores. Shipping is usually by sea on FOB(1) or FCA(2) terms. In instances where the supply time is delayed and the Company is late or discerns that it might be late in supplying products to the customer, the Company resorts to airfreight."

     39.2 At the end of the last paragraph in section 4.4, after the words: "and the required level of performance." will be added the following sentence:

          "For further details concerning the operational difficulties dealt with by the Company and the plan for increasing efficiency, see section 1.3.9 above. "At the end of section 4.4, after the last paragraph, shall be added the following paragraph:

          Moreover, the Company decided to extend its marketing operations in
          Europe. To this end, it appointed an experienced sales manager in
          Germany who located new customers, some of whom made orders with the
          Company in 2009. The Company intends to take steps to diversify and expand its customer base in Europe also in 2010.

                                                                      ----------

(1) FOB - (Free on Board) - Terms of sale in which the delivery of goods to a customer takes place when the goods pass onto the boat at the vendor's port.

(2) FCA - (Free Carrier - Terms of sale in which the delivery of goods to the customer takes place upon delivery to an international shipper in the vendor's country.

                                       24

          In addition, the Company decided to begin marketing to customers in the local market and opening factory outlets in Israel, as part of the its strategy to increase its ability to utilize finished surplus products and raw materials, as well as to expand its products'
          markets. Thus far, a number of stores have been opened in which various products are sold under the Company's Tfr brand, as follows:
          the first store opened in Israel in January 2009 at the Company's site in the Misgav Industrial Zone, other stores have opened in recent months in Kfar Sava and in the Hazahav shopping mall in Rishon LeTzion and in Holon. Apart from the store at the Company site, the other stores are operated by franchisees.

40.  SECTION 4 .5 - FIXED ASSETS AND INSTALLATIONS

     40.1 After the real estate table, at the end of subsection (3), shall be inserted: "As at October 15, 2009, the Company does not have any indication that it will not be possible to extend the lease agreement."

     40.2 After the real estate table, before the subheading "EQUIPMENT", shall be added the following paragraph:

          The Company's significant real estate properties are those that it is using in Israel, Jordan and the USA. These properties are subject to regular maintenance and are in proper operating condition.

     40.3 At the end of subsection (3), shall be inserted: "As at October 15,
          2009, the Company does not have any indication that it will not be possible to extend the lease agreement."

     40.4 The three paragraphs under the subheading "EQUIPMENT" shall be deleted, and replaced by the following paragraphs:

          The Company operates 765 seamless weaving machines ("Santoni"), of which 36 are leased to a third-party who operates them in North
          Carolina, USA.

          The Company operates approximately 2400 sewing machines in its factories in Jordan and Israel.

          The Company has 66 dying machines, which serve the two sectors in which it is active. As at the date of this periodic report, the 16 machines located in the Company's dying plant in Netanya are not being operated because the dye works have been closed. The Company recently transferred six machines to a dye supplier in Israel and it is considering transferring the remaining machines to a strategic partner in Israel or Egypt. The Company looked into the fair value of the dying equipment as part of an overall valuation of the cash unit to which the dying equipment belongs, and found it to be suitable.

                                       25

41.  SECTION 4.8.2 - DISTRIBUTION OF STAFF EMPLOYED BY THE COMPANY ACCORDING TO
     THEIR FIELD OF WORK:

     The table in section 4.8.2 will be deleted and replaced by the following table:

----------------------------  ----------------  ----------------  ------------------
FIELD                           30.09.2009        31.12.2008         31.12.2007
----------------------------  ----------------  ----------------  ------------------
Production                         1,404             1,748              1,557
----------------------------  ----------------  ----------------  ------------------
Development and Logistics            278               354                385
----------------------------  ----------------  ----------------  ------------------
Management                            59                55                 55
----------------------------  ----------------  ----------------  ------------------
Marketing and Sales                   71                86                 91
----------------------------  ----------------  ----------------  ------------------
TOTAL                              1,812             2,243              2,088
----------------------------  ----------------  ----------------  ------------------

42.  SECTION 4.8.3 - DISTRIBUTION OF STAFF ACCORDING TO THE COUNTRIES IN WHICH
     THEY WORK:

     The table in section 4.8.3 shall be deleted and replaced by the following table:

--------------------------------   ---------------- ----------------    ------------------
COUNTRY                              30.09.2009       31.12.2008           31.12.2007
--------------------------------   ---------------- ----------------    ------------------
Israel                                  1,035            1,149                1,227
--------------------------------   ---------------- ----------------    ------------------
Jordan                                    713            1,018                  828
--------------------------------   ---------------- ----------------    ------------------
USA                                        20               22                   26
--------------------------------   ---------------- ----------------    ------------------
Europe                                      2                2                    2
--------------------------------   ---------------- ----------------    ------------------
The Far East (China, India,
Hong Kong)                                 42               52                    5
--------------------------------   ---------------- ----------------    ------------------
TOTAL EMPLOYEES                         1,812            2,243                2,088
================================   ================ ================    ==================

                                       26

43.  SECTION 4.10.1 - POLICY REGARDING INVENTORY OF RAW MATERIALS

     The following paragraph shall be added at the end of section 4.10.1:

     "In 2008, the Company recorded irregular reductions in inventory of 4.5 million dollars. The said reductions included a reduction of $1.8 million in its stock of thread in the Cut and Sew division, in the context of the world crisis that deepened at the end of 2008, which led the Company to the assessment that it would have difficulty utilizing its stock of thread in the foreseeable future. For further details, see notes 2G and 7 of the financial statements to December 31, 2008. In the first nine months of
     2009, the Company recorded irregular reductions in inventory (for thread and stock of auxiliary materials in both its "Seamless" and "Cut and Sew"
     fields) in the amount of 2.2 million dollars."

44.  SECTION 4.10.3 OF THE PERIODICAL REPORT - RETURN OF GOODS POLICY

     At the end of paragraph that section 4.10.3 the following paragraph shall be added:

     In general, although part of the agreements with customers include the customer's right to return defective goods, in practice, in most cases in which defects are discovered, the company comes to a settlement with the customer regarding the supply of alternative products, or gives the customer credit, and only in exceptional cases are the goods returned to the company for the purpose of repairs and then returned to the customer.
     In 2008 goods were returned which were worth 132 thousand dollars, constituting 0.07% of the company's sales for the said year. During the first in nine months of 2009 goods were returned worth 188 thousand dollars, constituting 0.2% of the company's sales for the said year.

45.  SECTION 4.10.4 - CREDIT POLICY

     In section 4.10.4, following the table another table shall be added as follows:

     Below are details of the balance credit volumes and average credit days of the company's customers and suppliers as of June 30, 2009 and September 30,
     2009 (in millions of dollars):

------------------------- --------------------------------- -------------------------------------
                                 SEPTEMBER 30, 2009                    JUNE 30, 2009
------------------------- --------------------------------- -------------------------------------
                             AVERAGE                             AVERAGE
   AVERAGE AMOUNT OF        AMOUNT OF                           AMOUNT OF
      CREDIT DAYS          CREDIT DAYS      CREDIT VOLUME      CREDIT DAYS       CREDIT VOLUME
------------------------- -------------- ------------------ ------------------- -----------------
customers                       70             16.3                 88              24.1
------------------------- -------------- ------------------ ------------------- -----------------
suppliers                      130             18.6                100              16.9
------------------------- -------------- ------------------ ------------------- -----------------

                                       27

46.  SECTION 4.11 - INVESTMENTS

     The first paragraph starting with the words "acquisition of the activities of" and ending with the words: "bathing costumes manufacturer" shall be deleted and replaced with the following paragraph:

     ACQUISITION OF OPERATIONS OF A BATHING COSTUMES MANUFACTURER AND MARKETER
     IN THE USA - In September 2008 the company signed an agreement (hereinafter in this section: "the Agreement") with an American company manufacturing and marketing bathing costumes in the USA ("Bathing Costume Manufacturer").

     Under the Agreement the company acquired all the Bathing Costume
     Manufacturer's operations, including primarily the Manufacturer's customer base in the USA, which also includes backlog of orders from customers, which as of the date of the signing of the Agreement (September 2008)
     amounted to approximately 5.2 million dollars. The customer base includes one primary customer - Wal-Mart Stores Inc. (hereinafter: "Wal-Mart"), with which the Bathing Costume Manufacturer has a well-established business relationship which it has been built up over the years. The company acquired only the Bathing Costume Manufacturer's operations without the
     Bathing Costume Manufacturer's obligations.

     The acquisition of the Bathing Costume Manufacturer's operations is in return for the payment of a 10% commission of sales in practice during the first two years of the engagement (commencing from September 2008), which shall not exceed the maximum amount of two million dollars in total. On
     November 23, 2009 the company and the Bathing Costume Manufacturer signed an update of the sales agreement whereby the period in respect of which the company was to pay the Bathing Costume Manufacturer commissions was to be shortened, so that the company would not be required to pay the Bathing
     Costume Manufacturer a commission with respect to sales for the 2010 season. The transfer of operations took place by transferring orders from customers of the Bathing Costume Manufacturer to the Company for the
     purpose of manufacture and delivery. As of the date of this report, the engagement between the company and the customers is being effected directly and without any involvement on the part of the Bathing Costume
     Manufacturer.

     As a result of the acquisition of the operations of the Bathing Costume
     Manufacturer, the company's bathing costume sales during 2009 increased by approximately seven (7) million dollars in total, after deducting the commission due to the Bathing Costume Manufacturer.

47.  SECTION 4.11 - FINANCING

     Section 4.12 shall be deleted and replaced by section 4.12 worded as follows: The company's operations are financed through equity capital, banking credit, factoring and suppliers' credit. The company's banking credit framework changes from time to time according to its financing needs and in coordination with the banks. As at September 30, 2009, the company's credit framework stands at approximately 37 million dollars, of which approximately 29 million dollars have been used through loans and access to credit frameworks.

                                       28

          4.12.1 LOANS - LOAN AMOUNTS AND AVERAGE INTEREST RATES AS OF SEPTEMBER
               30, 2009 (IN MILLIONS OF DOLLARS)

                                SHORT-TERM CREDIT*                                    LONG-TERM LOANS**
                    --------------------------------------------       --------------------------------------------
                    AMOUNT IN DOLLARS      AVERAGE INTEREST RATE       AMOUNT IN DOLLARS      AVERAGE INTEREST RATE
                    -----------------      ---------------------       -----------------      ---------------------
                                                                                                 LIBOR + 1%, i.e.
                                                                                                   between 1.29%
BANKING SOURCES           14,460                   3.80%                    12,372                    and 1.59%
                    -----------------      ---------------------       -----------------      ---------------------
NON-BANKING SOURCES        none                    _____                     none                     _____
                    -----------------      ---------------------       -----------------      ---------------------

     * short-term credit from banking corporations including loans for a period of up to one year and overdrafts in the company's bank accounts based on credit frameworks.

     ** In 2008 and the first two quarters of 2009 the company did not comply with financial standards and consequently pursuant to the provisions of the
     IAS1 the company classified its long-term loans as a short-term credit framework from banking corporations in the financial reports for 2008.

     The company received waiver notices from the banks regarding these breaches in March and August 2009. The waiver notes which were received in August
     2009 granted the company a waiver of the conditions in connection with the relationship of the EBITDA required up to and including September 30, 2010.
     Therefore, in the financial reports for the third quarter of 2009 the loans are shown within the framework of long-term obligations in accordance with the instructions of regulation IAS1.

     As of September 30, 2009, the working frameworks in the current loan account in NIS and dollars are approximately 6.0 million dollars and the working frameworks in short-term loans approximately 10.4 million dollars.
     These frameworks are utilized by the company based on its needs every day.
     The interest rate for this credit is 3% per annum, and 3.8% per annum in total. In addition, the company pays a 1.5% annual commission of the amount of these credit frameworks.

     As of September 30, 2009, frameworks for documentary credits and other securities amount to approximately 4.0 million dollars. These frameworks are utilized based on need in connection with purchases from suppliers based on trading conditions agreed from time to time. As of September 30,
     2009, the company is utilizing approximately 3.5 million dollars within the said frameworks. The credit within the said frameworks primarily bears commissions. In total the company has paid banks approximately 308 thousand dollars in commissions with respect to its operations in 2008.

                                       29

          4.12.3.2 FACTORING TRANSACTIONS:

               Commencing from the fourth quarter of 2009 the company has been concluding, from time to time, agreements with factoring
               companies, whereby the company assigns to factoring companies, by way of unconditional sale irrevocably the amounts due to it, or which shall be due to it from customers which have been confirmed by the factoring companies. In return, the factoring companies undertake to paid approximately 80% of the customer's debt immediately, to handle the collection of the assigned debts and to pay the company the balance of the debt amount collected less a commission.

               It should be noted, that within the framework of the memorandum of understanding between the company and the three banks
               financing the company, it was stipulated that the company is in the Tefron group are entitled to engage in factoring transactions in respect of all its customers in a cumulative total volume of up to 2.5 million dollars in total. For further particulars see section 4.12.3.5 below.

               AS OF FEBRUARY 15, 2010, THE TOTAL VOLUME OF THE COMPANY'S
               FACTORING TRANSACTIONS IS APPROXIMATELY 0.5 MILLION DOLLARS.

          4.12.3 THE MEMORANDUM OF UNDERSTANDING WITH THE COMPANY'S FINANCING
               BANKS CONCERNING THE COMPANY'S CREDIT FRAMEWORKS:

               On December 2, 2009, the Chairman of the Board of Directors of
               the Company and the Company's CFO received verbal notification from the three banks with which the Company is connected,
               regarding financing agreements; Bank Leumi Le-Israel Ltd., Israel
               Discount Bank Ltd., and Bank Hapoalim Ltd., (hereinafter,
               together: "the Banks") according to which each of the banks decided to cancel the Company's credit line.

               To the best of the Company's knowledge, the decision of the banks regarding the cancellation of the Company's credit line comes as the result of the evaluation of the banks that the Company will continue to show losses in the near future. The decision of the banks came as a surprise despite the fact that for the purposes of the financial statements of the Company to 31 December 2008,
               31 March 2009 and 30 June, 2009, the banks had issued the Company a waiver of their right to immediate repayment of the credit extended to the company despite the Company's losses and its failure to meet the financial standards (regarding EBITDA)
               determined in the financing agreements between the Company and the banks.

               On January 6, 2010, following negotiations, a Memorandum of understanding was signed between the banks, setting out, among other things, the method via which the banks will allow the
               Company to operate within the credit framework, as set out hereunder:

                                       30

               4.12.3.1 The total credit that the banks will make available to the Company, Hi-Tex founded by Tefron Ltd., and Macro
                    Clothing Ltd. (hereinafter jointly: "THE TEFRON GROUP") will be $30.75 million of which the amount of $28.95 million will be the balance of existing credit (including bank guarantees in the amount of $760,000) and the balance of approximately
                    $1.8 million will be a new additional credit (hereinafter:
                    "THE NEW CREDIT") as opposed to 3 December, 2009.

                    In addition, Bank Hapoalim Ltd. held open positions
                    regarding future transactions, the balances of which - as of
                    January 3, 2010 amounted to approximately $540,000. The
                    Tefron Group closed these positions by arrangement with Bank
                    Hapoalim Ltd.

                    As of the date of this report. The establishment of
                    positions by the Company requires the approval of the Banks.

               4.12..3.2 Upon the signature of the detailed agreement set out in
                    Para. 4.12.3.10 hereunder, reorganization of the existing
                    credit financing of the companies in the Tefron Group will be undertaken as follows:

                    a)   To pay off some of the existing credit, the banks will
                         provide Tefron Group with a total of $15 million
                         (hereinafter: "LOAN A.") which will be paid off by the
                         Tefron Group in three equal fund payments of $1.25
                         million each at the end of the seventh, eighth and
                         ninth years following their establishment as
                         aforementioned. The remainder of Loan Account A. in the
                         amount of $11.25 million, will be paid at the end of
                         the tenth year, that is: In the year 2019 (hereinafter:
                         "THE FINAL FUNDING PAYMENT"). Loan Fund A. will have
                         annual interest at the rate of Libor plus a gap above
                         the Libor of whatever rate, as determined between the
                         Tefron Group and each of the banks. The interest on the
                         remainder of the fund left unpaid from Loan A. will be
                         repaid in quarterly amounts.

                         At the time of this report, the Company and the banks
                         have not yet decided upon the amount of interest to be
                         applied to Loan A. The Company estimates that the
                         amount of interest on Loan A., as determined between
                         the Tefron Group and each of the banks in the detailed
                         agreement set out in Para. 4.12.3.10 hereunder, will
                         veer between Libor + 0.5% and Libor + 2%.

                                       31

                         Loan A. will be repaid early, in whole or in part,
                         under the following circumstances:

                    (1)  IN THE EVENT OF A FUTURE CAPITAL FUNDING - Fifty
                         percent (50%) of the net amount received by Tefron
                         Group as the result of a capital funding by one of the
                         Tefron Group companies (not including the funding
                         mentioned in Para. 4.12.3.7 hereunder) will be used for
                         the foreclosure of Loan A. on account of the last fund
                         payment.

                    (2)  IN THE EVENT OF SALE OF ASSETS - the net payment from sale of assets, not part of the normal business of the
                         Tefron Group, as may be enacted, will be used for early
                         payment of Loan A. on account of the last fund payment.
                         It is hereby clarified that the Tefron Group may not
                         sell assets outside the nature of its regular business
                         activities without the prior written agreement of the
                         banks.

                    (3)  IN THE EVENT OF EXCESS CASHFLOW - should the amount of the Tefron Group EBITDA according to the audited and
                         consolidated reports of the companies of the Tefron
                         Group, of a specific calendar year, after deduction of
                         the cost of interest in respect of said year and after
                         deduction of the amount of investments that the
                         companies of the Tefron Group made as part of the
                         activity and joint holdings in respect of said year, be
                         greater than the sum of eight million Dollars
                         (hereinafter: "THE EXCESS CASH FLOW") - 50% (fifty
                         percent) of the amount of excess cash flow will be used
                         for the purpose of prepayment of Loan A. on account of
                         the last fund payment.

                         This is to clarify that the Tefron Group will not make
                         ongoing investments, including regular business
                         investments, in a cumulative annual amount greater than
                         the amount to be agreed between the Tefron Group and
                         the banks.

                         The Company estimates that the amount of maximum joint
                         investment per year, As determined between the Tafrn
                         Group and each of the banks in the agreement set out in
                         Para. 4.12.3.10 hereunder, will be an amount that will
                         not limit the substantively Company in the course of
                         its regular business activities.

                                       32

                    b)   To pay off some of the existing credit, the banks will
                         provide Tefron Group with an additional total of loans
                         in the amount of $5 million (hereinafter: "LOAN B." to
                         be repaid in four equal fund payments of $1.25 million
                         each, at the end of each of the third to sixth years
                         from the date of granting of the loans as mentioned.
                         Loan B. will carry interest as agreed between each of
                         the banks and the Company. The interest on the
                         remainder of the fund left unpaid from Loan B. will be
                         repaid in quarterly amounts.

                         At the time of this report, the Company and the banks
                         have not yet decided upon the amount of interest to be
                         applied to Loan B. The Company estimates that the
                         amount of interest on Loan B., as determined between
                         the Tefron Group and each of the banks in the detailed
                         agreement set out in Para. 4.12.3.10 hereunder, will
                         veer between Libor + 0.5% and Libor + 2%.

                    c)   To pay back part of the existing credit, the banks will
                         provide Tefron Group with an ongoing credit framework
                         over the short term (not to exceed one year) of an
                         overall amount of $8.95 million (hereinafter: "THE
                         CREDIT LIMIT"). The Tefron Group and the banks will
                         agree on the rate of interest that said credit will be
                         charged and on the dates of its payment.

                         At the time of this report, the Company and the banks
                         have not yet decided upon the amount of interest to be
                         applied to the credit facilities. The Company
                         anticipates that the amount of interest of the credit
                         facilities, as determined between Tefron Group and each
                         of the banks in the detailed agreement mentioned in
                         4.12.3.10 hereunder, is likely to range from prime + 1%
                         and prime + 1.75% for Sheqel credit and in the range of
                         Libor + 0.5% and Libor + 2% in respect of Dollar
                         credit,

                         It is clarified that the Tefron Group will not be
                         permitted to use the credit facilities with any of the
                         banks so as to obtain new bank guarantees without the
                         specific agreement of the relevant bank.

                                       33

               4.12.3.3 Conditional to the receipt of guarantees from Fimi 2001
                    Ltd., in respect of the Tefron Group of companies to the
                    banks in the amount of $900 thousand and of the underwriter
                    Shamir Holdings Ltd. for the debts of the companies of the
                    Tefron Group to the banks in the amount of $900 thousand,
                    this in accordance with the wording acceptable to the banks
                    (hereinafter: "THE JOINT GUARANTEES AT Norfet (3)" and
                    subject to the absence of any legal obstacle, the banks will provide the Tefron Group companies with the new credit as
                    part of the short-term credit facility. Based on the above the date of provision of the new credit will be determined in the agreement between the banks and the Tefron Group
                    Companies.

                    It is agreed that the guarantees of the partners in Norfet will come into effect with the receipt of the new credit by the Tefron Group. It is agreed that the joint guarantees of
                    Norfet will be canceled as soon as the rights issues and/or private share allocation has been made, in which Norfet or its appointed representative will also participate as a
                    limited partner, such that in the framework of rights and/or private share allocation as aforementioned, an amount of not less than $4 million (US) will be invested.

                    As of the date of publication of this report, negotiations are underway between Norfet and the banks regarding the
                    wording of the joint Norfet guarantees.

               4.12.3.4 FINANCIAL YARDSTICKS AND OTHER UNDERTAKINGS

                    a)   Waiver by the banks of the Company with regard to its
                         2009 financial targets.

                    b)   In 2010 the Company will be required to meet the
                         following financial targets:

                         1.   The Company's EBITDA, according to its
                              consolidated financial reports for 2010 will be
                              positive.

                         2.   The Company's equity according to the consolidated
                              financial reports for 31 December 2010 will be not
                              less than $35 million.

                                                                      ----------

(3) On 6 January 2010, according to Para. 1 (2) of the regulations 5760 - 2000
(easing of transactions between interested parties) , the Audit Committee and the Company Board of Directors approved (hereinafter: "The easing regulations")
the provision of guarantees by Norfet LP or its representatives (hereinafter: "
Norfet ") in favor of the banks and in opposition to the increase of credit facilities to the Company by the banks of an additional $1.8 million. The above approval of the Audit Committee and Board of Directors, as mentioned, in accordance with the easing regulations, is made as a precaution only and does not determine that Norfet and/or those in control of Norfet have control of the
Company (for further details see the immediate report of the Company dated 6
January 2010, reference no.: 2010-01-346212)

                                       34

                    c)   The Company and the banks will agree the financial
                         targets that the Company is to achieve for the years
                         2011 and above not later than 30 November 2010. If the
                         parties do not reach agreement as mentioned, the
                         Company will be subject to the conditions currently in
                         force.

                    d)   The Tefron Group has undertaken not to issue dividends
                         nor to pay management fees and/or any other fee of any
                         kind or type to shareholders for as long as Loan A or
                         Loan B are not completely repaid.

                    e)   The Tefron Group companies have undertaken that the
                         total amount of cash balances, inventory and debts
                         (according to the consolidated balance sheet of the
                         Company to 31 December 2009 and for each of the
                         quarters of 2010), will be not less, at any time, than
                         the amount of $33 million provided that the balance of
                         debtors will be not less than the amount of $9 million.

               4.12.3.5 In accordance with the existence of Para. 4.12.3.4 (e)
                    above, the Tefron Group companies will have the right to
                    engage in factoring deals in respect of all clients to the total cumulative extent of up to $2.5 million, in total.

               4.12.3.6 A joint discussion will be held between the Taron Group companies and the banks to determine the mechanism for
                    providing an equity kicker to the banks.

               4.12.3.7 The Company will carry out a rights issue and/or private allocation of shares by the end of the first quarter of 2010 in the framework of which a figure of not less than $4
                    million is invested in its equity capital.

                    It should be stated that in the framework of understandings with the banks, Norfet, Fimi (2001) Ltd., and Mivtach Shamir
                    Holdings Ltd., (hereinafter, jointly in this section: "
                    Norfet "), have transferred to the banks an undertaking,
                    according to which and subject to the achievement of all the regulatory approvals and the approval of the meeting of
                    company shareholders, Norfet and/or its representative will participate in the rights issue and/or private share
                    allocation by the Company in the framework of which not less than four ($4) million Dollars of the Company's equity is
                    invested. Due to regulatory limitations, Norfet and/or its designee may not be able to invest the entire $4 million
                    within the framework of a rights offering and a private
                    placement following the rights offering, as described in the company's periodic report from January 18, 2010 (Reference
                    No: 2010-01-357285), amended on January 21, 2010 (Reference
                    No: 2010-01-362328), and on February 11, 2010 (Reference No:
                    2010-01-381624), and in such event, the parties would agree upon the manner in which Norfet would invest the difference between $4 million and the amount raised in the rights
                    offering, or reach any other mutually agreeable resolution.

                    It should also be noted that Norfet, FIMI Opportunity Fund
                    LLP and FIMI Israel Opportunity Fund LLP (herein for the
                    purposed of this paragraph, jointly: "Norfet"), who hold, as of the date of this report, approximately 21.76%, 0.01% and
                    0.08%, respectively, of the Company's issued share capital, have undertaken an irrevocable obligation towards the
                    Company that in case a final agreement between the Company and the Banks is not signed prior to completion of the
                    rights offering in accordance with the rights offering
                    prospectus that the Company intends to publish (as detailed in Section 4.12.3.10 above) and any shareholder in the
                    Company exercises of any rights in accordance with said
                    prospectus, then on the first day following completion of
                    the rights offering, Norfet and/or its designee will invest in the Company a total of $ 1.311 million, which was
                    calculated as a product of Norfet's holdings in the Company as of the date of this report (21.85%) and a sum of six (6)
                    million dollars, which is the maximum amount that can be
                    raised in the rights offering if all of the 1,578,947 shares being offered in the rights offering were to be exercised.
                    The abovementioned investment by Norfet and/or its designee will be made at the identical share price as the share price in the rights offering ($3.80 per share). In order to secure
                    Norfet's abovementioned obligation, Norfet and/or its
                    designee will deposit the sum of $1.311 million in trust, no later than the date of exercise of rights by any shareholder
                    (whether a final agreement is signed with the Banks by that date or not). It should be emphasized that under these
                    circumstances, Norfet and/or its designee will not complete the investment in the Company to $ 4 million, as described in the company's periodic report from January 18, 2010
                    (Reference No: 2010-01-357285), amended on January 21, 2010
                    (Reference No: 2010-01-362328), and on February 11, 2010
                    (Reference No: 2010-01-381624).

               4.12.3.8 The Tefron Group will work to reach agreement with the owners of the property where the factory is located in
                    Misgav (hereinafter: "THE PROPERTY") to reduce the rental
                    amount and remove the headquarters building.

                                       35

                    It should be noted that in accordance with the foregoing,
                    the Company has begun negotiations with Rit 1 Ltd.
                    (hereinafter: "RIT 1") who are the owners of the rights to the property. The negotiations have not been successful to date and there have been disagreements between the parties, and on January 11, 2010, Rit 1 issued the Company with a
                    demand to pay various amounts which, according to Rit 1, the
                    Company owes it in respect of rental payments for the
                    property. For additional details see the immediate report of the Company dated 13 January 2010 (Reference No.
                    2010-01-352716).

                    As of the date of this report, the Company and Rit 1 are
                    conducting discussions in order to try and resolve the
                    disagreement between them and are at an advanced stage of
                    negotiations to resolve the disagreement between them. The
                    Company anticipates that even if there are no agreements
                    reached between itself and Rit 1, this will not prevent the
                    Company and the banks from signing the final agreement on
                    the assumption that the Company will meet all the other
                    conditions and undertakings of the document of
                    understanding.

               4.12.3.9 The Banks' agreement to the above principles are
                    conditioned on the existence of the undertakings of the
                    Tefron group companies set out above.

               4.12.3.10 The Tefron Group companies and the banks will enter a speeded up process to turn the document of understandings
                    into a detailed and binding agreement to be signed not later than 31 March, 2010.

               As of the date of this report, the Company is conducting
               negotiations with the banks on the form of a detailed agreement based on the document of understandings. If and for as long as the final agreement between the Company and the banks will not be signed, for whatever reason, and the banks the banks demand the immediate realization of the aforementioned bank credit , the
               Company anticipates that in such circumstances, there will be definite difficulties in raising funds from other sources and this will therefore endanger the continued activity of the
               Company and the Company will be hard pushed to continue as a going concern.

                                       36

               It should be stated that in the Financial Statements for 30
               September 2009, the accountants draw attention to what is stated
               in Clarification 1 of the Financial Statements regarding the
               Company's dealings and losses(4) and to that stated in
               clarification 7 of the Financial Statements regarding the
               understandings with the financing banks as described above. The accountants also note, in the framework of their advisory, that the ability of the Company to meet its financial commitments is dependent on the fulfillment of conditions made in the financing agreement with the banking corporations which include, among others, the completion of a rights issue and/or private issue in an amount of not less than 4 million Dollars, by March 31, 2010 which depends, among others, on the approval of the general meeting and other regulatory approvals, the undertaking to work with the owners of the property to reach agreement regarding the rental payment, and meeting the new financial targets during 2010 as set out in Clarification 7 of the Financial Statements dated
               30 September, 2009. Should the conditions for the financing arrangements with the banking corporations not be fulfilled and the banking corporations and the banks encounter difficulty in bringing the credit to immediate repayment, then there will be real difficulty in raising funds from other sources and there are therefore substantial doubts regarding the continuing existence of the Company as a "going concern".

               The Company's assessment as regards the arrangement with the banks and its provisions as set out in 4.12.3 above, including the Company's assessments regarding with regard to the amount of interest agreed within the framework of the final agreement with the banks with regard to loans that the banks make to the
               Company, assessments of the Company regarding the implications in the event that he negotiations with Rit 1 are not successful, assessments of the company regarding the implications should the final agreement with the banks not be signed, are anticipated information of the future as defined by Securities Law.
               Information anticipating the future is information of an
               uncertain nature regarding the future, Which is based on
               information available to the Company at the time of the report, and includes assessments of the Company or its intentions as of the date of the report or which is not dependent only on the company. It would appear that this information, in whole or in part, will not be realized or will be realized differently, among other things, for the following reasons: Changes in the Company's status, changes in the economic and financial sphere including interest rates, non-agreements between the Company and the banks, opposition on the part of other Company creditors, and so forth.

                                                                      ----------

(4) The following is the wording of sub-para B of Clarification 1 of the financial statements of the Company for 30 September 2009: The Company sustained losses in the amount of $12,738,000 in the nine months ended 30 September, 2009.
The return equity of the Company stands at $4 million as of 30 September 2009.
There has been an increase in credit over the short-term from banking corporations in the amount of $3,482,000 in contrast to the increase of cash and cash value in the amount of $3,760,000in contrast with 31 December 2008. Due to the worldwide economic crisis, the decline in demand and continued accumulation of substantial losses, the Company is in need of additional sources of finance.
Management plans regarding provision of additional cash flow for the purpose of financing operating capital for the coming year, and for the purpose of financing its strategic plans are: Raise capital from shareholders through a rights and/or private issue. The Company submitted a draft prospectus for a rights issue on 21 August 2009 and is in the process of approval of the prospectus and raising capital. In addition, the on 6 January 2010 the Company reached an agreement of understandings with the banks regarding the credit frameworks as set out in Clarification 7D. Moreover, the Company is evaluating the possibility of ex-bank financing such as starting to work with factoring companies which enables the advancement of payments from customers. There is no certainty of success in the Company's attempts to find the above financing sources, As set out in Clarification 7D the Company is supposed to receive from the banks a draft agreement wording detailing the agreement of understandings.
If and while no final agreement is signed between the Company and the banks, for whatever reason, then the Company estimates that in the above circumstances there will be real difficulty in raising finance from other sources and accordingly, it will endanger the future activity of the Company and the Company will find it difficult to operate as a going concern.

                                       37

               4.12.4 Assessment of the corporation regarding the need to raise funds

               In view of the economic crisis, the decrease in the scope of sales of the Company as reflected in the Company's financial statements and the need to apply an efficiency program as set out in Para 1.3.9 above, the Company has decided to raise funds in order to strengthen its financial position and ability to develop its activity and increase its scope. Accordingly, the board of directors of the Company approved the presentation of a shelf prospectus and at the same time, a rights issue to its
               shareholders.

               In addition, as part of the document of understandings between the Company an dthe banks, as set out in 4.12.3 above, the
               Company undertook to make a rights issue and/or private
               allocation of shares by the end of the first quarter of 2010, in the framework of which an amount of not less than $4 million would be invested in its equity.

          The Company estimates that it will complete the procedure for publishing the prospectus and the private allocation in the coming months and anticipates raising the amount of up to four million
          Dollars.

          The assessment of the Company regarding the completion of steps to publish the prospectus, successful raising as part of the rights issue and preparation of the Company for the arrangement with the banks is anticipated information regarding the future as defined in the
          Securities Law. Information anticipating the future is information of an uncertain nature regarding the future, Which is based on information available to the Company at the time of the report, and includes assessments of the Company or its intentions as of the date of the report or which is not dependent only on the company. It would appear that this information, in whole or in part, will not be realized or will be realized differently, among other things, for the following reasons: Market conditions, the Company's status, the worldwide crisis in equity markets, changes in the financial sector including interest rates, non-agreements between the Company and the banks, opposition on the part of other Company creditors, and so forth.

                                       38

48.  PARA 4.13 - TAXATION

     48.1 The paragraph headed "The law for support of investment capital 5719 -
          1959 (hereinafter in this paragraph: "THE LAW") will be deleted and will be replaced by the following paragraph:

          The Companies factories received the status of "approved factory"
          according to the law for encouragement of capital investment 5719 -
          1959. According to this law, the revenues from approved factories, for seven years from the first year they become earners, will be (provided that not more than 14 years have passed since the year that approval was given or 12 years from the date of activation of the factory, whichever is the sooner (hereinafter - THE BENEFIT PERIOD), will be taxable at a limited amount of between 10% - 25% (according to the amount of outside investment in the Company). A company whose investment amount exceeds 25% has the right to an additional benefit period of three years (ten years in all). The "approved factory"
          programs which were approved starting in 1997, provide a full tax exemption in the first two years of the benefit period.

          Shareholders are obligated to tax in the amount of 15% (deducted at source) for the dividends paid out from revenues from the activities approved and at the rate of 25% on dividends paid out from revenues from other sources, unless it has been determined otherwise in the treatise for prevention of double taxation.

          THE FOLLOWING DETAILS THE APPROVED PROGRAMS FOR DIVIDENDS ACCORDING TO
          THE VARIOUS COMPANIES IN THE GROUP:

          TEFRON LTD. - Tefron has nine (9) approved programs in the framework of the grants plan. The benefits period of six (6) approved plans has ended and therefore the revenues realized from these investments are tax deductible at the rate of taxation for companies in Israel. The benefits period for three (3) of the approved programs remaining has not yet ended. It should be noted that due to the Company's losses in
          2008 and 2009, the Company estimates that it will not take advantage of this benefit in 2010.

          The relationship between the revenue generated from investments in respect of the approved programs that have ended and between the approved programs that have not yet ended, is calculated according to the increase in sales of the Company in excess of the sales since the start of the above investments.

          HITEX - Hitex has three (3) approved programs as part of the grants plan. The period of benefits for these programs has not yet ended.

                                       39

          In addition, Hitex has a fourth program in an alternative plan in accordance with the provisions of Amendment 60 (hereinafter: "THE
          AMENDMENT") of the Law. In the alternate plan the start of the benefits period is determined from the first year in which there is positive revenue from the beneficiary factory (provided that no more than 12 years have passed since the year of choice). According to the alternative plan, Hitex is entitled to an exemption from tax during the benefits period (10 years). The benefits from this alternative plan affect the income generated by annual turnover in excess of $100 million. The basic condition for receipt of the benefits in this plan is that the factory is competitive. It should be noted that due to the
          Company's losses in 2008 and 2009, the Company estimates that it will not take advantage of this benefit in 2010.

          The benefits according to the investment program in the company are connected and conditional on achieving turnover figures.

          Another condition for receipt of benefits in the alternative plan is that there is a minimal investment made. This involves an investment in the purchase of production assets such as machinery and equipment that has to be made within three years. Regarding the expansion of the factory, it has been determined that the minimal investment required is NIS 300,000 or a figure similar to the "entitlement amount" (as detailed in the following table) of the value of he manufacturing assets, based on whichever of them is greater. Manufacturing assets used in the factory which are not under the ownership of the factory will also be considered.

          The entitlement amount of the value of the manufacturing assets will be as follows:

          ---------------------------- -----------------------------------
            PART OF THE VALUE OF THE       AMOUNT OF NEW INVESTMENT
          MANUFACTURING ASSETS (IN NIS     REQUIRED AS THE VALUE OF
          MILLIONS) PRIOR TO EXPANSION       MANUFACTURING ASSETS
          ---------------------------- -----------------------------------
                   Up to 140                          12%
          ---------------------------- -----------------------------------
                    140-500                            7%
          ---------------------------- -----------------------------------
                    Over 500                           5%
          ---------------------------- -----------------------------------

          The revenue entitling tax benefits in the alternative plan will be the taxable income of the company that has met certain terms as determined in the amendment (hereinafter: "BENEFITING COMPANY"), achieved by an industrial company or hotel.. The amendment to the law sets out the types of revenues that are entitled to tax benefits in the alternative plan, whether relating to an industrial factory or to a hotel, where the income from the industrial factory includes, among others, revenues from manufacturing of software and its development and revenues from industrial research and development for a foreign resident (for which approval is granted by the head of the industrial research and development administration).

          On 30 June 2008 HiTex lodged a para rolling request to the specialist department of the Income Tax authority for the status of beneficiary factory and determined 2007 as the year of choice, in accordance with
          Para. 51d of the law for Encouragement of Capital Investments, 5719 -
          1959. To date, no answer has been received from the tax authorities.

                                       40

          MACRO - chose 2005 as its year of choice for the alternative plan, I accordance with the provisions of Para. 51d of the law for
          Encouragement of Capital Investments, 5719 - 1959. The Company advised this selection to the assessment clerk in a letter dated 27 December,
          2006.

     48.2 Under the heading "TAX RATES APPLICABLE TO REVENUES THAT DO NOT
          EMANATE FROM "APPROVED FACTORIES", following the third paragraph, the following sentence will be added: "For additional information regarding free trade agreements, see Para. 2.4.8 above."

49.  PARA. 4.14.2 - RESTRICTIONS AND SUPERVISION OF CORPORATE BUSINESS -
     BUSINESS REGISTRATION

     Para. 4.14.2.3 will be added as hereunder:

     According the Business Registration Law, 5728 - 1968 (hereinafter:
     "BUSINESS LICENSING LAW") an individual operating without a license or temporary business permit that requires a license, will serve eighteen months imprisonment, and if he continued in business or failed to comply after receiving notification, he will be as determined in Para 61 (c) of
     Penal Law 5737 - 1977. "PENAL LAW") which, as of the date of this report stands at NIS 1,300 for every day in which the transgression continued
     following the issuing of warning. In the event that the offense was made by a corporation, the court has the right to fine the corporation an amount not to exceed twice the above amount and all persons who were active managers or registered managers or senior management employee of the said corporative and responsible for the subject in question at the time of the offense, will be found guilty unless they have proved that the offense was carried out without their knowledge or that they took all reasonable steps to ensure the observance of the business licensing law. Should an individual be found guilty of the above, the court will also have the right to add to any punishment it metes out: (1) To order the cessation of business activities, completely or for a period to be determined, whether by closing the plant or by any other method that it sees fit to bring about the cessation of business; (2) to order the sentenced party to refrain from said business and any business activity set out in the order; (3) to order that nobody engage on the sentenced premises in a business requiring a license without a license or temporary permit by law and will not pass on the ownership or holding in the business unless it is to an individual who has a license or temporary permit to undertake such business. As mentioned, the Company is working to achieve a business license and the assessment of the Company's management is that there is no substantive exposure anticipated as the result of the abovementioned.

                                       41

50.  PARA 4.15 - SUBSTANTIVE AGREEMENTS

     50.1.1Under the heading "Agreement with AlbaHealth"

          The following final paragraph will be added:

          On 24 September 2009, the Company and AlbaHealth signed an agreement for the early repayment of a promissory note. According to the agreement AlbaHealth paid the Company $1,715,000 against the promissory note. In respect of the aforementioned early payment the
          Company recorded an equity loss in the amount of $1,285,000 in its financial statements to 30 September, 2009.

     50.2 UNDER THE HEADING "CONTRACTUAL ARRANGEMENT WITH SUBCONTRACTOR FOR
          PAINTING WORK"

          In place of the sentence: "For additional details, see Para. 3.9.1 above." The following paragraph will be inserted:

          "In performing the painting work, the contractor will use technologies and unique manufacturing methods for the Company, which have been developed by the Company and/or by a subcontractor for the Company and/or in a partnership between the subcontractor and the Company, together. The business relationship between the parties does not have a time limit. The Company has a substantive dependence on this contractor."

51.  PARA. 4.16 - LEGAL PROCESSES

     51.1 In Para. 4.16.1 bottom line, after the words "spend time in the
          Egyptian jail." The following paragraph will be inserted:

          A date was established for the submission of the [parties' written summations (the summation of the plaintiff - by 1 January 2010 and the summation of the defendants (including the Company) - by 15 March
          2010).

     51.2 Para. 4.16.2 will be added as hereunder:

          On 3 September 2009 a monetary claim was issued against the Company by
          Mr. Ron Grundland, who served as President of Macro in accordance with an agreement for the provision of management services between macro and the management company (hereinafter: "the agreement") until 7
          July, 2009, when he unilaterally announced the termination of the agreement and Plus Institute For Automatic Scales Ltd. (hereinafter:
          "THE MANAGEMENT company"), a private company fully owned by Mr. Ron
          Grundland and his wife, Smadar Grundland, through which Mr. Ron
          Grundland provided his services, against the Company and against Macro
          Clothing Ltd., in the amount of NIS 1,663,000 (hereinafter: "THE
          CLAIM"), which they claim the Company and Macro owe them as the result of the termination of the business relationship between the parties.
          On 18 September 2009, the Company issued a statement of defense in which it rejected the claims of Mr. Ron Grundland and the management company.

                                       42

          It should also be noted in this context, that on 6 December, 2009, Ron
          Grundland and Peles Institute For Automatic Scales LTD. issued, as part of the above claim, a request for a temporary lien ex parte, on the monies and rights due to Macro Clothing Ltd. and the Company from four clients (hereinafter: "the HOLDERS"; "THIRD PARTY") up to an amount of NIS 1,700,000; on 9 December 2009 a temporary lien order was issued for the amount of the claim in the sum of NIS 1,663,000
          (hereinafter: "THE TEMPORARY LIEN ORDER"). On 10 December 2009, the
          Company and Macro Halbasha Ltd., submitted an urgent request for the cancellation of the temporary lien order. On 13 January 2010 the parties came to an agreement according to which the temporary lien order would be canceled and in exchange Ron Grundland's representative would receive postdated checks, ensuring the payment of the judgment and legal costs should same be issued in favor of Mr. Ron Grundland.
          That same day, Ron Grundland's representative informed the relevant individuals of the cancelation of the lien.

52   PARA. 4.18.1 - ANTICIPATED DEVELOPMENT IN THE COMING YEAR - GENERAL -

     52.1 At the end of the fourth break, after the words: "and will enter the market in Europe and the local market" the following sentence will be added: "For additional details regarding the activities that the
          Company is carrying out in order to broaden its activity in Europe and the local market, see Para. 1.3.9 (Changes in the business of the corporation) and 4.4. (marketing and distribution) above."

     52.2 At the end of the fifth paragraph, delete the sentence: "The first store was opened in Israel in January 2009 on the Company site at
          Misgav Industrial Zone." It will be replaced with: "Until now, a number of stores have opened where various products under the Company brand name and other brand names are sold, as follows: The first store opened in Israel in January 2009, at the Company site in the Misgav
          Industrial Zone, additional stores were opened in recent weeks in Kfar
          Saba and at the Kenyon Hazahav in Rishon LeZion and Holon. Apart from the store at the Company site, the remaining stores are operated by franchisees."

53.  PARA. 4.18.2 - CHANGES IN THE MARKETING SETUP AND MANAGEMENT OF CUSTOMERS

     In the last line, first paragraph, after the words: "the company appointed", the following will be added: "In January 2009"

54.  PARA. 4.19 - DISCUSSION OF RISK ELEMENTS

     54.1 PARA. 4.19.1.6

          Para. 4.19.1.6 will be deleted and be replaced by the following Para
          4.19.1.6:

                                       43

          Since the Company is active in a number of countries, it is exposed to risks that emanate from the changes in rates of exchange of the various currencies. There may be influence on the activities of the
          Company caused by the fluctuations of the various currencies, especially due to the fact that the activity of the Company is carried out worldwide in various currencies, and most of its sales - in the
          US.

          86.7% of the Company's revenues in 2008 were received in US Dollars,
          11.1% in Euro's and 2.2% in New Israeli Sheqels. As the result of the strengthening of the rate of the Euro representative rate against the
          Dollar in 2008 as opposed to 2007, at the rate of approximately 8.9%,
          Company sales increased in Dollar terms by some $1.7 million. In the first nine months of 2009, 86.2% of the Company's revenues were received in US Dollars, 7.2% in Euros and 4.9% in New Israeli Sheqels.

          Approximately 28.4% of the cost of sales in 2008 were recorded in New
          Israeli Sheqels for the purchase of raw materials. Moreover, most of the expenses for Company salaries are paid in New Israeli Sheqels. As the result of the weakening of the average Dollar rate of exchange against the Sheqel in 2008, as opposed to 2007 of approximately 12.7%, the salary expenses ad purchase of raw materials grew by some $6.4 million.

     54.2 Para. 4.19.1.7 - FREE TRADE AGREEMENTS

          Para. 4.19.1.7 will be deleted and be replaced by the following Para
          4.19.1.7:

          See Para. 2.4.8 above.

     54.3 PARA 4.19.2.2 - CANCELATION OF IMPORT QUOTAS FOR TEXTILE PRODUCTS

          Para. 4.19.2.2 will be deleted and be replaced by the following Para
          4.19.2.2:

          See Para. 2.4.8 above.

     54.4 PARA 4.19.3.1 - DEPENDENCE ON KEY CLIENTS

          The words: "a major part of the Company's income in 2008" will be replaced by: "Some 55.9% of the company's income in 2008 came from two major clients.)" In the first nine months of 2009 the share of the two large clients (Nike and Victoria's Secret) constituted 36.7% of the
          Company's income.

     54.5 Para 4.19.3.4 - Dependence on substantive subcontractor

          At the end of the paragraph, the following sentence is added: "Under the circumstances in which a substantive machine supplier fails to provide services to the Company, the Company estimates that it will be forced to purchase alternative services (including spare parts) from other machinery and parts suppliers worldwide. The acquisition of services and parts from alternative supplier requires the Company to invest in resources with regard to quality of merchandise and could affect normal production."

                                       44

     54.6 PARA. 4.19.3.15 - BENEFITS AND TAX BENEFITS

          The second paragraph will be deleted: "Moreover, during the years In the reduction of investment grants" and will be replaced by the following paragraph:

          "Over the years the designated budget for industrial benefits has been decreased. In the event that the Company asks to expand its investment in Israel, it could be that the decreased national budget has a negative affect on the Company in the form of an increase in the amount of tax that the Company is required to pay and the loss of
          State participation in the cost of investment in fixed assets.

                                       45